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                            December 22, 2023

       Xiaoyu Li
       Co-Chief Financial Officer
       Fresh2 Group Limited
       650 5th Ave STE 2416
       New York, NY 10019-6108

                                                        Re: Fresh2 Group
Limited
                                                            Form 20-F filed May
16, 2023
                                                            File No. 001-39137

       Dear Xiaoyu Li:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Introduction, page iii

   1. Provide a clear description of how cash is transferred through your organization. We note your disclosure on page
40 that you "make loans to [y]our PRC subsidiaries" or "may
                                                        make additional capital
contributions to [y]our wholly foreign-owned subsidiaries in
                                                        China." We also note
your disclosure on page 43 that "Under [y]our current corporate structure, [y]our
holding company incorporated in the BVI primarily relies on dividend payments from [y]our
PRC subsidiaries to fund [y]our cash and financing requirements."
                                                        Please quantify any
cash flows and transfers of other assets by type that have occurred between you and your
subsidiaries, and the direction of transfer. Also quantify any dividends or
distributions that your subsidiaries have made to you and which entity made such transfer, and
their tax consequences. Your disclosure should make clear if no transfers, dividends,
or distributions have been made to date.
   2.                                                   State affirmatively
whether you or your subsidiaries have received all requisite permissions or
approvals from the China Securities Regulatory Commission (CSRC),
                                                        Cyberspace
Administration of China (CAC) or any other governmental agency that is required to approve
your operations, and whether any permissions or approvals have been
 Xiaoyu Li
FirstName LastNameXiaoyu   Li
Fresh2 Group  Limited
Comapany22,
December  NameFresh2
              2023     Group Limited
December
Page 2    22, 2023 Page 2
FirstName LastName
         denied.
Item 3.D. Risk Factors, page 1

3.       Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise your disclosure to highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.
4. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce..., page 54

5. We note your disclosure that "certain of [y]our directors and executive officers reside within China for a significant portion of a year or are PRC nationals and a substantial portion of their assets are within China." Please disclose which directors and executive officers reside within China or are PRC nationals. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate
         Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong
         Kong. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
Item 16F. Change in Registrant's Certifying Accountant, page 155

6. Please provide all of the disclosures required by Item 16F of Form 20-F. Ensure that you file your former accountant's letter stating whether it agrees with the statements made by you in Item 16F and, if not, stating the respects in which it does not agree. See Item 16F(a)(3) of Form 20-F.
Item 19. Exhibits, page 157

7. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend the filing to provide revised certifications that include the required information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Xiaoyu Li
Fresh2 Group Limited
December 22, 2023
Page 3

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameXiaoyu Li
                                                         Division of
Corporation Finance
Comapany NameFresh2 Group Limited
                                                         Office of Industrial
Applications and
December 22, 2023 Page 3                                 Services
FirstName LastName